Exhibit 99.1

Davis Commodities Limited

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To the shareholders of	January 23, 2026
Davis Commodities Limited	Singapore

Dear Shareholder:

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Shareholders (the “Meeting” or “Extraordinary General Meeting”) of Davis Commodities Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), will be held on February 4, 2026, at Genting Hotel Jurong, Orchid Room, Level 1, 2 Town Hall Link, Singapore 608516, commencing at 2:00 p.m., Singapore Time, to consider and act upon the following Proposal:

AGENDA FOR EXTRAORDINARY GENERAL MEETING

1.

To approve the following as an ordinary resolution, that:

(a) the share consolidation of the Company’s issued and unissued class A ordinary shares of par value US$0.000000430108 each in the Company (the “Class A Ordinary Shares”) and class B ordinary shares of par value US$0.000000430108 each in the Company (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Shares”) at a ratio of not less than one (1)-for ten (10) and not more than one (1)-for- twenty (20) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of directors of the Company (the “Board”) in its sole discretion within one year after the date of the Meeting (the “Share Consolidation”) be and is hereby approved;

(b) the directors of the Company (the “Directors”) be and are hereby authorised to, in respect of any and all fractional entitlements to the issued consolidated Shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing, capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Class A Ordinary Shares and/or Class B Ordinary Shares of the Company to be issued to shareholders of the Company to round up any fractions of Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation; and

(c) the Directors be and are hereby authorised to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or to give effect to and implement the Share Consolidation and instructing the registered office provider or transfer agent of the Company to update the register of members of the Company and to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

The Proposal above and key related information are more fully discussed and disclosed in the accompanying Proxy Statement, which is incorporated herein and made part of this Notice. You are encouraged to review the Proxy Statement carefully and completely.

Only shareholders of record holding our ordinary shares at the close of business on January 9, 2026 (the “Record Date”) are entitled to notice of and to vote during the Extraordinary General Meeting or at any adjournments thereof. This Notice is prepared and dated on the Record Date.

This Notice, Proxy Statement, and accompanying form of proxy card are being distributed and made available to shareholders on or about January 23, 2026.

YOUR VOTE IS IMPORTANT. YOU MAY VOTE VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED ON YOUR PROXY CARD, BY COMPLETING, SIGNING, AND RETURNING THE ENCLOSED PROXY CARD BY MAIL, OR BY VOTING IN PERSON AT THE EXTRAORDINARY GENERAL MEETING. VOTING NOW WILL NOT PREVENT YOU FROM VOTING YOUR SHARES IN PERSON IF YOU CHOOSE TO ATTEND THE MEETING.

By Order of the Board of Directors
/s/ Li Peng Leck
Li Peng Leck
Executive Chairperson and Executive Director (Principal Executive Officer)

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Davis Commodities Limited

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Davis Commodities Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), for use at the Company’s Extraordinary General Meeting of Shareholders, or at any adjournments thereof (the “Meeting” or “Extraordinary General Meeting”). The Meeting will be held on February 4, 2026, at Genting Hotel Jurong, Orchid Room, Level 1, 2 Town Hall Link, Singapore 608516, commencing at 2:00 p.m., Singapore Time.

SHAREHOLDERS ENTITLED TO VOTE

Only shareholders that owned ordinary shares as of the close of business on January 9, 2026 (the “Record Date”) are entitled to receive this Proxy Statement, notice of the Extraordinary General Meeting, the enclosed proxy card, and to cast votes at the Extraordinary General Meeting. Each holder of the Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date. Each holder of the Class B Ordinary Shares shall be entitled to 30 votes in respect of each Class B Ordinary Share held by such holder on the Record Date.

QUORUM

At the Meeting, two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued ordinary shares entitled to vote at the Meeting shall constitute a quorum.

METHODS OF VOTING

Your vote is extremely important. We strongly encourage each shareholder to promptly cast votes by one of the following convenient methods:

●	By Internet;

●	By Mail: You may vote by mail by completing, signing, dating, and returning your enclosed proxy card; or

●	In Person at the Extraordinary General Meeting: You may also attend the Extraordinary General Meeting to cast your vote personally. If you attend and vote at the meeting after previously submitting a proxy, your prior proxy will be revoked automatically upon casting your vote in person.

Proxies returned properly signed and completed will be voted as specified. If no specific instructions are included, proxies will be voted consistent with the Board’s recommendations (“FOR” voter support). You retain the right to revoke your proxy and vote personally at the Extraordinary General Meeting.

If your shares are registered directly in your name with our transfer agent (“registered shareholders”), please vote promptly using one of the methods described in the instructions. Your shares will be voted according to your directions. If your shares are held in “street name” through a broker, bank, or other nominee (“beneficial shareholders”), please carefully follow the voting instructions provided by your broker, bank, or nominee to ensure your shares are voted as you direct.

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PROPOSAL TO BE VOTED ON

At the Meeting, resolutions of shareholders will be proposed as follows:

1.

To approve the following as an ordinary resolution, that:

(a) the share consolidation of the Company’s issued and unissued class A ordinary shares of par value US$0.000000430108 each in the Company (the “Class A Ordinary Shares”) and class B ordinary shares of par value US$0.000000430108 each in the Company (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Shares”) at a ratio of not less than one (1)-for ten (10) and not more than one (1)-for- twenty (20) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of directors of the Company (the “Board”) in its sole discretion within one year after the date of the Meeting (the “Share Consolidation”) be and is hereby approved;

(b) the directors of the Company (the “Directors”) be and are hereby authorised to, in respect of any and all fractional entitlements to the issued consolidated Shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing, capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Class A Ordinary Shares and/or Class B Ordinary Shares of the Company to be issued to shareholders of the Company to round up any fractions of Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation; and

(c) the Directors be and are hereby authorised to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or to give effect to and implement the Share Consolidation and instructing the registered office provider or transfer agent of the Company to update the register of members of the Company and to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

The Board of Directors recommends a vote “FOR” Proposal No. 1.

COST OF SOLICITATION

The Company will bear all costs associated with the solicitation of proxies, including expenses incurred in preparing, assembling, printing, and distributing proxy materials and soliciting shareholder votes.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The SEC filings of the Company made electronically through the EDGAR system of the SEC are available to the public at the website of the SEC at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

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PROPOSAL ONE

To approve the following as an ordinary resolution, that:

(a)         the share consolidation of the Company’s issued and unissued class A ordinary shares of par value US$0.000000430108 each in the Company (the “Class A Ordinary Shares”) and class B ordinary shares of par value US$0.000000430108 each in the Company (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Shares”) at a ratio of not less than one (1)-for ten (10) and not more than one (1)-for- twenty (20) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of directors of the Company (the “Board”) in its sole discretion within one year after the date of the Meeting (the “Share Consolidation”) be and is hereby approved;

(b)          the directors of the Company (the “Directors”) be and are hereby authorised to, in respect of any and all fractional entitlements to the issued consolidated Shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing, capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Class A Ordinary Shares and/or Class B Ordinary Shares of the Company to be issued to shareholders of the Company to round up any fractions of Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation; and

(c)        the Directors be and are hereby authorised to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or to give effect to and implement the Share Consolidation and instructing the registered office provider or transfer agent of the Company to update the register of members of the Company and to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

Approval of this proposal requires the affirmative vote of a simple majority of the votes of the holders of Class A Ordinary Shares and the holders of Class B Ordinary Shares voting as a single class present in person or by proxy or, in the case of a holder of Class A Ordinary Shares or Class B Ordinary Shares being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

BOARD’S RECOMMENDATION ON PROPOSAL ONE

THE BOARD UNANIMOUSLY RECOMMENDS SHAREHOLDERS VOTE “FOR” TO APPROVE PROPOSAL ONE.

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OTHER MATTERS

As of the date of this Proxy Statement, the Board is not aware of any additional business requiring shareholder action at the Extraordinary General Meeting other than the proposal described herein.

By Order of the Board of Directors
/s/ Li Peng Leck
Li Peng Leck
Executive Chairperson and Executive Director (Principal Executive Officer)

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